SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                     Superior National Insurance Group, Inc.
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
                         (Title of Class of Securities)

                                    868224106
                                 (CUSIP Number)

                        Insurance Partners Advisors, L.P.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005
                        Attention: Mr. Bradley E. Cooper
                             Tel. No. (212) 898-8700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 10, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 2
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO  --  Contributions from Partners

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              4,309,124 (1)
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                16,017 (2)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             4,309,124 (1)(2)

                      10     SHARED DISPOSITIVE POWER

                             16,017 (2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,554,895 (3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.11%

14     TYPE OF REPORTING PERSON

       PN

(1)    Power is exercised by Insurance GenPar, L.P., its sole general partner.

(2) Solely in its capacity as a managing general partner of IP/MCLP General Partnership IV.

(3)    Includes 229,754 shares purchasable upon exercise of warrants.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 3
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              4,309,124 (1)(3)
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                16,017 (2)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             4,309,124 (1)(3)

                      10     SHARED DISPOSITIVE POWER

                             16,017 (2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,554,895 (1)(4)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.11%

14     TYPE OF REPORTING PERSON

       PN

(1) Solely in its capacity as sole general partner of Insurance Partners, L.P.

(2) Solely in Insurance Partners, L.P.'s capacity as a managing general partner of IP/MCLP General Partnership IV.

(3) Power is exercised by Insurance GenPar MGP, L.P., its sole general partner.

(4)    Includes 229,754 shares purchasable upon exercise of warrants.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 4
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar MGP, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              4,309,124 (1)(3)
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                16,017 (2)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             4,309,124 (1)(3)

                      10     SHARED DISPOSITIVE POWER

                             16,017 (2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,554,895 (1)(4)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.11%

14     TYPE OF REPORTING PERSON

       PN

(1) Solely in its capacity as sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P.

(2) Solely in Insurance Partners, L.P.'s capacity as a managing general partner of IP/MCLP General Partnership IV.

(3) Power is exercised by Insurance GenPar MGP, Inc., its sole general partner.

(4)    Includes 229,754 shares purchasable upon exercise of warrants.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 5
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar MGP, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              4,309,124 (1)
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                16,017 (2)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             4,309,124 (1)

                      10     SHARED DISPOSITIVE POWER

                             16,017 (2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,554,895 (1)(3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.11%

14     TYPE OF REPORTING PERSON

       CO

(1) Solely in its capacity as sole general partner of Insurance GenPar MGP, L.P., which is the sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P.

(2) Solely in Insurance Partners, L.P.'s capacity as a managing general partner of IP/MCLP General Partnership IV.

(3)    Includes 229,754 shares purchasable upon exercise of warrants.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 6
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance Partners Offshore (Bermuda), L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO  --  Contributions from Partners

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF              1,945,875 (1)
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                16,017 (2)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             1,945,875 (1)

                      10     SHARED DISPOSITIVE POWER

                             16,017 (2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,055,098 (3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.41%

14     TYPE OF REPORTING PERSON

       PN

(1) Power is exercised by Insurance GenPar (Bermuda), L.P., its sole general partner.

(2) Solely in its capacity as a managing general partner of IP/MCLP General Partnership IV.

(3)    Includes 93,206 shares purchasable upon exercise of warrants.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 7
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar (Bermuda), L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF              1,945,875 (1)(3)
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                16,017 (2)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             1,945,875 (1)(3)

                      10     SHARED DISPOSITIVE POWER

                             16,017 (2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,055,098 (1)(4)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.41%

14     TYPE OF REPORTING PERSON

       PN

(1) Solely in its capacity as the sole general partner of Insurance Partners Offshore (Bermuda), L.P.

(2) Solely in Insurance Partners Offshore (Bermuda), L.P.'s capacity as a managing general partner of IP/MCLP General Partnership IV.

(3) Power is exercised by Insurance GenPar (Bermuda) MGP, L.P., its sole general partner.

(4)    Includes 93,206 shares purchasable upon exercise of warrants.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 8
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar (Bermuda) MGP, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF              1,945,875 (1)(3)
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                16,017 (2)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             1,945,875 (1)(3)

                      10     SHARED DISPOSITIVE POWER

                             16,017 (2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,055,098 (1)(4)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.41%

14     TYPE OF REPORTING PERSON

       PN

(1) Solely in its capacity as sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P.

(2) Solely in Insurance Partners Offshore (Bermuda), L.P.'s capacity as a managing general partner of IP/MCLP General Partnership IV.

(3) Power is exercised by Insurance GenPar (Bermuda) MGP, Ltd., its sole general partner.

(4)    Includes 93,206 shares purchasable upon exercise of warrants.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 9
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar (Bermuda) MGP, Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF              1,945,875 (1)
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                16,017 (2)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             1,945,875 (1)

                      10     SHARED DISPOSITIVE POWER

                             16,017 (2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,055,098 (1)(3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.41%

14     TYPE OF REPORTING PERSON

       CO

(1) Solely in its capacity as sole general partner of Insurance GenPar (Bermuda) MGP, L.P., which is the sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P.

(2) Solely in Insurance Partners Offshore (Bermuda), L.P.'s capacity as a managing general partner of IP/MCLP General Partnership IV.

(3)    Includes 93,206 shares purchasable upon exercise of warrants.

                                  SCHEDULE 13D

CUSIP No. 868224106                                          Page 10
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       IP/MCLP General Partnership IV

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO  --  Contributions from Partners

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              16,017 (1)
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                -0-
        WITH
                      9      SOLE DISPOSITIVE POWER

                             16,017 (1)

                      10     SHARED DISPOSITIVE POWER

                             -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,017

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than .1%

14     TYPE OF REPORTING PERSON

       PN

(1) Power is exercised by Insurance Partners, L.P. and Insurance Partners Offshore (Bermuda), L.P., its managing general partners.

         This Amendment No. 3 with respect to the Statement on Schedule 13D filed on April 21, 1997 and amended on January 9, 1998 and May 29, 1998 (the "Statement"), relating to the common stock, par value $.01 per share (the "Common Stock"), issued by Superior National Insurance Group, Inc., a Delaware corporation (the "Company"), hereby amends the Statement in the following respects only. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended by the addition of the following paragraph:

         As more fully described in Item 6 below, IP Delaware purchased an aggregate of 2,949,594 shares of Common Stock for an aggregate purchase price of $49,405,699.50 and IP Bermuda purchased an aggregate of 1,196,080 shares of Common Stock for an aggregate purchase price of $20,042,849. Both IP Delaware and IP Bermuda used contributions from their respective partners to fund such purchases. In connection with the closing under the 1998 Stock Purchase Agreement, as a commitment fee IP Delaware received Common Stock Purchase Warrants (the "IP Delaware Common Stock Purchase Warrant") with respect to 229,754 shares of Common Stock (subject to adjustment as provided for therein) and IP Bermuda received Common Stock Purchase Warrants (the "IP Bermuda Common Stock Purchase Warrants") with respect to 93,206 shares of Common Stock (subject to adjustment as provided for therein). The form of Common Stock Purchase Warrant which was issued to IP Delaware and IP Bermuda is attached as Exhibit 5 hereto and is hereby incorporated by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5, paragraphs (a), (b), (c) and (d) are hereby amended by the deletion thereof in their entirety and the substitution therefore of the following:

         To the best of the Reporting Persons' knowledge, the aggregate number of shares of Common Stock of the Company outstanding as of December 17, 1998 was 17,906,882 shares.

         As of the close of business on December 10, 1998:

         (a)

         IP Delaware

         IP Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,554,895 shares of Common Stock (assuming the exercise of the IP Delaware Common Stock Purchase Warrant), which constitutes approximately 25.11% of the 18,136,636 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(l)(i) of the Exchange Act. Of such shares, 4,538,878 shares (assuming the exercise of the IP Delaware Common Stock Purchase Warrant) are owned directly by IP Delaware and 16,017 shares are owned directly by IPMCLP, for which IP Delaware acts as a managing general partner.

         Insurance GenPar

         In its capacity as the sole general partner of IP Delaware, Insurance GenPar may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,554,895 shares of Common Stock (assuming the exercise of the IP Delaware Common Stock Purchase Warrant), which constitutes approximately 25.11% of the 18,136,636 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 4,538,878 shares (assuming the


CUSIP No. 868224106
exercise of the IP Delaware Common Stock Purchase Warrant) are owned directly by IP Delaware and 16,017 shares are owned directly by IPMCLP, for which IP Delaware acts as a managing general partner.

         IMGPLP

         In its capacity as the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,554,895 shares of Common Stock (assuming the exercise of the IP Delaware Common Stock Purchase Warrant), which constitutes approximately 25.11% of the 18,136,636 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 4,538,878 shares (assuming the exercise of the IP Delaware Common Stock Purchase Warrant) are owned directly by IP Delaware and 16,017 shares are owned directly by IPMCLP, for which IP Delaware acts as a managing general partner.

         IMGPI

         In its capacity as the sole general partner of IMGPLP, which is the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,554,895 shares of Common Stock, which constitutes approximately 25.11% of the 18,136,636 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 4,538,878 shares (assuming the exercise of the IP Delaware Common Stock Purchase Warrant) are owned directly by IP Delaware and 16,017 shares are owned directly by IPMCLP, for which IP Delaware acts as a managing general partner.

         IP Bermuda

         IP Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,055,098 shares of Common Stock (assuming the exercise of the IP Bermuda Common Stock Purchase Warrant), which constitutes approximately 11.41% of the 18,000,088 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 2,039,081 shares (assuming the exercise of the IP Bermuda Common Stock Purchase Warrant) are owned directly by IP Bermuda and 16,017 shares are owned directly by IPMCLP, for which IP Bermuda acts as a managing general partner.

         Insurance GenPar Bermuda

         In its capacity as the sole general partner of IP Bermuda, Insurance GenPar Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,055,098 shares of Common Stock (assuming the exercise of the IP Bermuda Common Stock Purchase Warrant), which constitutes approximately 11.41% of the 18,000,088 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 2,039,081 shares (assuming the exercise of the IP Bermuda Common Stock Purchase Warrant) are owned directly by IP Bermuda and 16,017 shares are owned directly by IPMCLP, for which IP Bermuda acts as a managing general partner.

         IBMGPLP

         In its capacity as the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,055,098 shares of Common Stock (assuming the exercise of the IP Bermuda Common Stock Purchase Warrant), which constitutes approximately 11.41% of the 18,000,088 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 2,039,081 shares (assuming the exercise of the IP Bermuda Common Stock


CUSIP No. 868224106

Purchase Warrant) are owned directly by IP Bermuda and 16,017 shares are owned directly by IPMCLP, for which IP Bermuda acts as a managing general partner.

         IBMGPI

         In its capacity as the sole general partner of IBMGPLP, which is the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,055,098 shares of Common Stock (assuming the exercise of the IP Bermuda Common Stock Purchase Warrant), which constitutes approximately 11.41% of the 18,000,088 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 2,039,081 shares (assuming the exercise of the IP Bermuda Common Stock Purchase Warrant) are owned directly by IP Bermuda and 16,017 shares are owned directly by IPMCLP, for which IP Bermuda acts as a managing general partner.

         IPMCLP

         IPMCLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 16,017 shares of Common Stock, which constitutes less than .1% of the 17,906,882 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         IP Delaware, IP Bermuda and MCLP I Limited Partnership, a Massachusetts limited partnership ("MCLP"), entered into a general partnership agreement (the "Partnership Agreement"), dated as of January 9, 1998, but effective as of April 11, 1997. Pursuant to the Partnership Agreement, IP Delaware, IP Bermuda and MCLP contributed in the aggregate 16,017 shares of Common Stock as an initial capital contribution to IPMCLP. The terms of the Partnership Agreement provide that IP Delaware and IP Bermuda are each vested as managing general partners of IPMCLP, with sole and exclusive responsibility and authority for the management, conduct and operation of IPMCLP's business, including all authority to vote and dispose of the 16,017 shares of Common Stock held by IPMCLP.

         Schedule 1 hereto, which is hereby incorporated by reference, contains the information required by Item 5(a) of Schedule 13D of the Exchange Act for each person named in Item 2 for whom such information is not set forth above.

         (b)

         IP Delaware

            1.       Sole power to vote or to direct
                     the vote                                          4,309,124

            2.       Shared power to vote or to direct
                     the vote                                             16,017

            3.       Sole power to dispose or to direct
                     the disposition                                   4,309,124

            4.       Shared power to dispose of or to
                     direct the disposition                               16,017


CUSIP No. 868224106

         Insurance GenPar

            1.       Sole power to vote or to direct
                     the vote                                          4,309,124

            2.       Shared power to vote or to direct
                     the vote                                             16,017

            3.       Sole power to dispose or to direct
                     the disposition                                   4,309,124

            4.       Shared power to dispose of or to
                     direct the disposition                               16,017

         IMGPLP

            1.       Sole power to vote or to direct
                     the vote                                          4,309,124

            2.       Shared power to vote or to direct
                     the vote                                             16,017

            3.       Sole power to dispose or to direct
                     the disposition                                   4,309,124

            4.       Shared power to dispose of or to
                     direct the disposition                               16,017

         IMGPI

            1.       Sole power to vote or to direct
                     the vote                                          4,309,124

            2.       Shared power to vote or to direct
                     the vote                                             16,017

            3.       Sole power to dispose or to direct
                     the disposition                                   4,309,124

            4.       Shared power to dispose of or to
                     direct the disposition                               16,017

         IP Bermuda

            1.       Sole power to vote or to direct
                     the vote                                          1,945,875

            2.       Shared power to vote or to direct
                     the vote                                             16,017

            3.       Sole power to dispose or to direct
                     the disposition                                   1,945,875


CUSIP No. 868224106

            4.       Shared power to dispose of or to
                     direct the disposition                               16,017

         Insurance GenPar Bermuda

            1.       Sole power to vote or to direct
                     the vote                                          1,945,875

            2.       Shared power to vote or to direct
                     the vote                                             16,017

            3.       Sole power to dispose or to direct
                     the disposition                                   1,945,875

            4.       Shared power to dispose of or to
                     direct the disposition                               16,017

         IBMGPLP

            1.       Sole power to vote or to direct
                     the vote                                          1,945,875

            2.       Shared power to vote or to direct
                     the vote                                             16,017

            3.       Sole power to dispose or to direct
                     the disposition                                   1,945,875

            4.       Shared power to dispose of or to
                     direct the disposition                               16,017

         IBMGPI

            1.       Sole power to vote or to direct
                     the vote                                          1,945,875

            2.       Shared power to vote or to direct
                     the vote                                             16,017

            3.       Sole power to dispose or to direct
                     the disposition                                   1,945,875

            4.       Shared power to dispose of or to
                     direct the disposition                               16,017

         IPMCLP

            1.       Sole power to vote or to direct
                     the vote                                             16,017

            2.       Shared power to vote or to direct
                     the vote                                                -0-


CUSIP No. 868224106

            3.       Sole power to dispose or to direct
                     the disposition                                      16,017

            4.       Shared power to dispose of or to
                     direct the disposition                                  -0-

         Schedule 1 hereto, which is hereby incorporated by reference, contains the information required by Item 5(b) of Schedule 13D of the Exchange Act for each person named in Item 2 for whom such information is not set forth above.

         (c) Except as set forth herein, in Schedule 1 hereto or in the Exhibits filed herewith, to the knowledge of the Reporting Persons with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Person. To the knowledge of the Reporting Persons with respect to the other persons named in response to paragraph (a), only such persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

         Item 6 is hereby amended and restated in its entirety as follows:

         Pursuant to the Stock Purchase Agreement, dated as of September 17, 1996, as amended and restated effective as of February 17, 1997 (the "Stock Purchase Agreement"), by and among the Company, IP Delaware, IP Bermuda and such other persons or entities who execute the form of Stock Subscription Agreement attached thereto as Exhibit A, the Company agreed to issue and sell to IP Delaware and IP Bermuda, and IP Delaware and IP Bermuda agreed to purchase from the Company, an aggregate of not more than $18,000,000 worth of shares of Common Stock. The Company and Insurance Partners agreed that such $18,000,000 would be reduced, and such $18,000,000 was reduced, by the amount of Common Stock purchased by other persons or entities executing Stock Subscription Agreements with the Company. As a result, IP Delaware agreed to purchase an aggregate of 1,369,856 shares of Common Stock for an aggregate purchase price of $10,315,016 and IP Bermuda agreed to purchase an aggregate of 754,978 shares of Common Stock for an aggregate purchase price $5,684,984. The Stock Purchase Agreement is incorporated herein by reference to the Stock Purchase Agreement filed by the Company with the Securities and Exchange Commission (the "Commission") as Annex A of the Company's Proxy Statement, dated March 10, 1997, and filed with the Commission.

         Pursuant to the Stock Purchase Agreement, dated as of May 5, 1998 (the "1998 Stock Purchase Agreement"), among the Company, IP Delaware, IP Bermuda and Capital Z Partners Ltd., a Bermuda corporation ("Cap Z Ltd."), on December 10, 1998, IP Delaware purchased an aggregate of 2,949,594 shares of Common Stock for an aggregate purchase price of $49,405,699.50 and IP Bermuda purchased an aggregate of 1,196,588 shares of Common Stock for an aggregate purchase price of $20,042,849. In addition, on December 10, 1998, the Company issued to IP Delaware and IP Bermuda as a commitment fee the IP Delaware Common Stock Purchase Warrant and the IP Bermuda Common Stock Purchase Warrant, respectively. Prior to the closing under the 1998 Stock Purchase Agreement, Cap Z Ltd. assigned its rights and obligations thereunder to Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Cap Z Fund II"). The description of the 1998 Stock Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the 1998 Stock Purchase Agreement, a copy of which is attached as Exhibit 4.


CUSIP No. 868224106

         Upon the consummation of the closing under the 1998 Stock Purchase Agreement on December 10, 1998, Sections 4.2 and 4.3 of the 1998 Stock Purchase Agreement superseded in their entirety Sections 4.2 and 4.3 of the Stock Purchase Agreement.

         As more fully described in Section 4.2 of the 1998 Stock Purchase Agreement, so long as the shares of Common Stock owned by IP Delaware, IP Bermuda and Cap Z Fund II (collectively, the "Purchasers") and their respective Associates (as hereinafter defined), directly or indirectly, represent 15% (the "15% Threshold") of the outstanding shares of the Company on a fully diluted basis (including, without limitation, the Company's 14.5% Senior Subordinated Voting Notes due April 1, 2002 (the "Voting Notes")), the Company and the Purchasers agree as follows:

         (a) Pursuant to Section 4.2(a) of the 1998 Stock Purchase Agreement, the Purchasers agreed with respect to themselves and any person or entity that controls, is under common control with, or is controlled by any of the Purchasers or such persons or entities, and all individuals who are officers, directors or control persons of any such entities, including any of the Purchasers, that are not signatories to the 1998 Stock Purchase Agreement (collectively, "Associates") that the Purchasers and the Purchaser's Associates will not, subject to certain exceptions set forth in Section 4.2 of the 1998 Stock Purchase Agreement, (i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any shares of Common Stock or voting securities of the Company (or direct or indirect rights or options to acquire any such securities); (ii) enter, agree to enter into or propose to enter into, directly or indirectly, any merger or business combination involving the Company; (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the rules of the Commission) or consent to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; or
(iv) form, join or in any way participate in a "group" (within the meaning of Section 13d-3 of the Exchange Act) with any persons not referenced to in Section
4.2 of the 1998 Stock Purchase Agreement with respect to any of the foregoing; provided, however, that nothing in Section 4.2(a) of the 1998 Stock Purchase Agreement restricts any Purchaser or any of its Associates from (A) acquiring shares of Common Stock or voting securities as a result of a stock split, stock dividend or similar recapitalization of the Company, (B) exercising the Common Stock Purchase Warrants issued pursuant to the 1998 Stock Purchase Agreement, the warrant issued to International Insurance Advisors, Inc. pursuant to the Note Purchase Agreement, dated as of March 31, 1992, among the Company and each of the several purchasers listed on Schedule I thereto, the warrant issued to CentreLine Reinsurance Limited pursuant to the Preferred Securities Purchase Agreement, dated as of June 30, 1994, among the Company, Superior National Capital Holding Corporation, Superior National Capital, L.P. and Centre Reinsurance Services (Bermuda) III Limited, and any other warrants with respect to any capital stock of the Company issued prior to the date of the 1998 Stock Purchase Agreement (or any preemptive rights granted pursuant to any of them),
(C) making, or in any way participating, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 under the Exchange Act) in connection with the election to the Board of Directors of directors nominated by any Purchaser or any of its Associates (to the extent not otherwise inconsistent with the 1998 Stock Purchase Agreement) or (D) with respect to a tender or exchange offer or a merger or other business combination involving the Company (a "Business Combination"), which was initiated without the encouragement by or the participation of any Purchaser or any of its Associates, making a tender or exchange offer or a proposal with respect to a Business Combination, or forming, joining or participating as a "group" to make such offer or proposal, in either case upon more favorable terms than those of the unsolicited tender or exchange offer or Business Combination; and provided, further, that nothing contained in Section 4.2(a) of the 1998 Stock Purchase Agreement affects or impairs the right of any director of the Company to (x) act as a member of the Board of Directors or any committee thereof or (y) take any action necessary or advisable to carry out his obligations and duties as a director of the Company. Notwithstanding anything to the contrary contained in the 1998 Stock Purchase Agreement, nothing in Section 4.2(a) (I) prohibits or restricts any Associate who is a director of the Company from acquiring, in one or more transactions, in his individual capacity, an aggregate of 25,000 shares of Common Stock so long as such acquisition does not violate any provision of the Company's charter as


CUSIP No. 868224106
in effect from time to time or (II) prohibits or restricts ordinary trading transactions on behalf of third party clients by an Associate engaged in the investment management business.

         (b) The limitations set forth in Section 4.2(a) of the 1998 Stock Purchase Agreement and described in paragraph (a) above may be waived by the affirmative vote of the nearest whole number representing 66 2/3 % or more of
(i) the directors of the Company, excluding from the total number of directors voting those who are Associates of any Purchaser or (ii) the shares of the Company, not including in such total number of shares voting those beneficially owned by any Purchaser and its Associates. In addition, any material business relationship between the Company and any Purchaser or any Associate of any Purchaser must be approved in the manner described in the preceding sentence.

         (c) Other than with respect to the election of directors of the Company, with respect to any vote of the stockholders of the Company on a particular matter, if the aggregate number of all shares that are voted in like manner by the Purchasers and their respective Associates are greater than 35% of the total number of shares voted, then those votes that exceed such 35% threshold will be voted in the same proportion as the other stockholders voted their shares with respect to such matter.

         In addition, subject to the 15% Threshold, as more fully described in
Section 4.2(e) of the 1998 Stock Purchase Agreement, each Purchaser agreed that the Purchasers and its Associates may not elect a total of more than five persons (or the highest number that is less than a majority of the Board of Directors, as the case may be), including the person nominated pursuant to
Section 4.4 of the Stock Purchase Agreement, who are Associates of any Purchaser or its Associates to be directors of the Company.

         Furthermore, subject to the 15% Threshold, the Purchasers agreed not to transfer, assign, sell or otherwise dispose of (each, a "Transfer") any of its shares of Common Stock, except for Transfers made in accordance with Section 4.3 of the 1998 Stock Purchase Agreement. Pursuant to Section 4.3 of the 1998 Stock Purchase Agreement, the Purchasers may at any time Transfer any or all of their shares of Common Stock (i) to any Associate of the Purchasers, if such Associate executes and delivers to the Company, prior to any such Transfer, an instrument in form and substance reasonably satisfactory to the Company pursuant to which such Associate agrees to be bound by the provisions of Section 4.2 and Section
4.3 of the 1998 Stock Purchase Agreement, (ii) pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or any successor to such rule, (iii) pursuant to a tender offer or exchange offer made by the Company or any "Affiliate" (as such term is defined in Rule 12b-2 of the Exchange Act) of the Company, (iv) pursuant to a tender offer or exchange offer initiated by any person or "group" (within the meaning of Section 13d-3 of the Exchange Act) other than the Purchasers or any Associate thereof or a Business Combination, which is approved or recommended by the Board of Directors of the Company or with respect to which the Board of Directors of the Company has announced its intention to remain neutral, (v) so long as the shares of Common Stock to be Transferred represent, in the aggregate, not greater than 10% of the outstanding Common Stock, in a transaction or series of transactions exempt from the registration and prospectus delivery requirements of the Securities Act,
(vi) by the Transfer of greater than 10% of the outstanding shares of Common Stock in a transaction or series of transactions exempt from the registration and prospectus delivery requirements of the Securities Act to (x) one purchaser,
(y) one purchaser and its Affiliates or (z) a "group" of purchasers, if such purchaser or purchasers of Common Stock in any such transaction or series of transactions execute and deliver to the Company prior to any such purchase or purchases an instrument in form satisfactory to the Company pursuant to which such purchaser or purchasers agree to be bound by the provisions of Section 4.2 and Section 4.3 of the 1998 Stock Purchase Agreement (treating such purchaser or purchasers as an "Associate" for purposes of such Sections 4.2 and 4.3), (vii) pursuant to a registration statement filed under the Securities Act pursuant to the Amended and Restated Registration Rights Agreement (as hereinafter defined), or otherwise or (viii) pursuant to a pro rata distribution to its partners.

         In connection with the 1998 Stock Purchase Agreement, the Company, Cap Z Fund II, IP Delaware and IP Bermuda entered into the Amended and Restated Registration Rights Agreement,


CUSIP No. 868224106
dated as of December 10, 1998 (the "Amended and Restated Registration Rights Agreement"). The description of the Amended and Restated Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, a copy of which is attached hereto as Exhibit 8. The Amended and Restated Registration Rights Agreement supersedes in its entirety the Registration Rights Agreement. Pursuant to the Amended and Restated Registration Rights Agreement, the Purchasers and their affiliates (as defined in Rule 12b-2 of the Exchange Act) to which shares of Common Stock are transferred have the right, subject to certain limitations set forth in the Amended and Restated Registration Rights Agreement, to request the Company at any time to register under the Securities Act, at the Company's expense, all or part of the shares of Common Stock owned by the Purchasers and their affiliates (a "Demand Registration"). The Company agreed to pay such expenses in connection with (i) two Demand Registrations initiated by IP Delaware or IP Bermuda and (ii) two Demand Registration initiated by Cap Z Fund II, provided, that such number of Demand Registrations may be reduced if the certain conditions set forth in
Section 3(d) of the Amended and Restated Registration Rights Agreement are satisfied. The Purchasers also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act.

         In connection with the 1998 Stock Purchase Agreement, the Company, Cap Z Ltd., IP Delaware, IP Bermuda, International Insurance Advisors, Inc. ("IIA"), International Insurance Investors, L.P. ("III") (including its general partner and those limited partners that are signatories to the Second Letter Agreement), certain individuals listed on Schedule 2 thereto (the "Management Warrantholders") and Centreline Reinsurance Limited ("Centreline"), entered into a letter agreement (the "Second Letter Agreement"), dated as of October 16, 1998. The description of the Second Letter Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Second Letter Agreement, a copy of which is attached hereto as Exhibit 9. The Second Letter Agreement supersedes in its entirety the Letter Agreement.

         Insofar as the Second Letter Agreement specifically relates to the Purchasers, the Second Letter Agreement clarifies the relationship between the registration rights of the Purchasers under the Amended and Restated Registration Rights Agreement and the registration rights of IIA, III, the Management Warrantholders and Centreline (collectively, the "Warrantholders") under their respective warrants. Specifically, the Second Letter Agreement provides that in the event of a demand registration by either the Warrantholders or the Purchasers, the other party may participate in such registration, pro rata based on the number of shares proposed to be registered. The Second Letter Agreement also provides that in the event the Company proposes to register in an underwritten offering any shares of its Common Stock, then the number of shares of Common Stock that are entitled to be included in such offering shall be allocated (i) first, to the Company for shares of Common Stock being sold for its own account, (ii) second, among requesting Warrantholders and the Purchasers, pro rata based on the number of shares requested to be included in such offering and (iii) third, to any other requesting shareholder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is amended by the addition thereto of the following:

Exhibit 8: Amended and Restated Registration Rights Agreement, dated as of December 10, 1998, among the Superior National Insurance Group, Inc., Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P. and Capital Z Financial Services Fund II, L.P.


CUSIP No. 868224106

Exhibit 9: Letter Agreement, dated as of October 16, 1998, among Superior National Insurance Group, Inc., Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P., Capital Z Partners, Ltd. and each of the several holders of warrants of the Company signatory thereto.


CUSIP No. 868224106

                                    Signature

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 21, 1998


                      INSURANCE PARTNERS, L.P., a Delaware limited partnership

                      By: Insurance GenPar, L.P., a Delaware limited partnership, its General Partner

                      By: Insurance GenPar MGP, L.P., a Delaware limited partnership, its General Partner

                      By: Insurance GenPar MGP, Inc., a Delaware corporation, its General Partner

                              By: /s/ Robert A. Spass
                                  -------------------
                                  Name:  Robert A. Spass
                                  Title: Vice President


                      INSURANCE GENPAR, L.P., a Delaware limited partnership

                      By: Insurance GenPar MGP, L.P., a Delaware limited partnership, its General Partner

                      By: Insurance GenPar MGP, Inc., a Delaware corporation, its General Partner

                              By: /s/ Robert A. Spass
                                  -------------------
                                  Name:  Robert A. Spass
                                  Title: Vice President


                      INSURANCE GENPAR MGP, L.P., a Delaware limited partnership

                      By: Insurance GenPar MGP, Inc., a Delaware corporation, its General Partner

                              By: /s/ Robert A. Spass
                                  -------------------
                                  Name:  Robert A. Spass
                                  Title: Vice President


CUSIP No. 868224106

                      INSURANCE GENPAR MGP, INC.,
                      a Delaware corporation

                      By: /s/ Robert A. Spass
                          -------------------
                          Name:  Robert A. Spass
                          Title: Vice President


                      INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P., a Bermuda limited partnership

                      By: Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership, its General Partner

                      By: Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership, its General Partner

                      By: Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its General Partner

                              By: /s/ Robert A. Spass
                                  -------------------
                                  Name:  Robert A. Spass
                                  Title: Vice President


                      INSURANCE GENPAR (BERMUDA), L.P., a Bermuda limited partnership

                      By: Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership, its General Partner

                      By: Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its General Partner

                              By: /s/ Robert A. Spass
                                  -------------------
                                  Name:  Robert A. Spass
                                  Title: Vice President


                      INSURANCE GENPAR (BERMUDA) MGP, L.P., a Bermuda corporation

                      By: Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its General Partner

                              By: /s/ Robert A. Spass
                                  -------------------
                                  Name:  Robert A. Spass
                                  Title: Vice President


CUSIP No. 868224106

                      INSURANCE GENPAR (BERMUDA) MGP, LTD., a Bermuda corporation

                      By: /s/ Robert A. Spass
                          -------------------
                          Name:  Robert A. Spass
                          Title: Vice President


                      IP/MCLP GENERAL PARTNERSHIP IV, a New York general partnership

                      By: Insurance Partners, L.P., a Delaware limited partnership, its Managing General Partner

                      By: Insurance GenPar, L.P., a Delaware limited partnership, its General Partner

                      By: Insurance GenPar MGP, L.P., a Delaware limited partnership, its General Partner

                      By: Insurance GenPar MGP, Inc., a Delaware corporation, its General Partner

                              By: /s/ Robert A. Spass
                                  -------------------
                                  Name:  Robert A. Spass
                                  Title: Vice President


CUSIP No. 868224106

                                                                      Schedule 1

                          Shares of Common             Percentage of Outstanding
Name                 Stock Beneficially Owned(1)       Shares of Common Stock(2)
----                 ---------------------------       -------------------------
Robert A. Spass               48,041(3)                      Less than .1%
Daniel L. Doctoroff               --                                --
Steven B. Gruber                  --                                --

---------------------

(1)      Calculated in accordance with Rule 13d-3 of the Exchange Act.

(2) Based on there being 17,906,882 shares of Common Stock outstanding on the date hereof (as represented by the Company to the Reporting Persons) and calculated in accordance with Rule 13d-3 of the Exchange Act.

(3) The aggregate number of shares of Common Stock that Robert A. Spass owns beneficially is 48,041 consisting of (a) 40,041 shares of Common Stock issuable upon exercise of warrants that, for purposes of Rule 13d-3 of the Exchange Act, are exercisable within 60 days of the date hereof and (b) 8,000 shares of Common Stock held directly. Mr. Spass acquired warrants to purchase 32,825 shares of Common Stock on December 10, 1998 and has the sole power to vote or to direct the vote and to dispose or to direct the disposition of such warrants, and such underlying shares of Common Stock. The warrants to purchase Common Stock issued to Mr. Spass on December 10, 1998 were owed to Cap Z Fund II (as the assignee of Cap Z Ltd.) as part of a commitment fee payable to Cap Z Fund II in connection with the 1998 Stock Purchase Agreement and were issued by the Company to Mr. Spass directly in a private transaction at the instruction of Cap Z Fund II. Mr. Spass shares the power to vote or to direct the vote of warrants to purchase 5,580 shares of Common Stock, and such underlying shares of Common Stock, with International Insurance Advisors, Inc. ("IIA"), pursuant to the Agency and Proxy Agreement, dated March 16, 1992 (the "Agency Agreement"), among IIA and the other parties signatory thereto. Mr. Spass also shares the power to vote or to direct the vote of warrants to purchase 1,636 shares of Common Stock, and such underlying shares of Common Stock, with (a) Beach Haven Investors, Inc., ("Beach Haven") a corporation of which Mr. Spass is the sole stockholder, and (b) IIA pursuant to the Agency Agreement. Mr. Spass shares the power to dispose or to direct the disposition of warrants to purchase 1,636 shares of Common Stock, and such underlying shares of Common Stock, with Beach Haven Investors, Inc. and has the sole power to dispose or to direct the disposition of 8,000 shares of Common Stock and warrants to purchase 5,580 shares of Common Stock, and such underlying shares of Common Stock. IIA and Beach Haven are each party to a Statement on
         Schedule 13G filed with the Securities and Exchange Commission with respect to the Common Stock.


CUSIP No. 868224106

                                  EXHIBIT INDEX

                                                                  Page on Which
Number                            Document                       Exhibit Appears
------      -----------------------------------------------      ---------------
  8         Amended and Restated Registration Rights
            Agreement, dated as of December 10, 1998, among the Superior National Insurance Group, Inc.,
            Insurance Partners, L.P., Insurance Partners
            Offshore (Bermuda), L.P. and Capital Z Financial
            Services Fund II, L.P.

  9 Letter Agreement, dated as of October 16, 1998, among Superior National Insurance Group, Inc., Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P., Capital Z Partners, Ltd. and each of the several holders of warrants of the Company signatory thereto.


CUSIP No. 868224106